News for Immediate Release


            MANITOWOC ANNOUNCES FIRST-QUARTER 2001 FINANCIAL RESULTS

          First-Quarter Results in Line with Company's Revised Guidance


MANITOWOC, WI - April 17, 2001 - The Manitowoc Company, Inc. (NYSE: MTW) today reported financial results for the first quarter ended March 31, 2001. Net sales increased 11.4 percent to $229.4 million in the first quarter of 2001, from $205.9 million for the same period in 2000. Net earnings for the quarter were $9.9 million, or $.40 per diluted share, compared with $14.9 million, or $.57 per diluted share, in the first quarter of 2000. Weighted average shares outstanding used to calculate diluted earnings per share for the first quarter of 2001 and the prior-year quarter were 24.5 million and 26.0 million, respectively.

"Our first-quarter financial results are in line with our preliminary expectations that were announced on March 26," said Terry D. Growcock, Manitowoc's president and chief executive officer. "As we discussed at that time, we had expected to see slight growth resume in the beverage industry during 2001. However, a protracted weakness brought on by capital equipment spending constraints contributed to broad volume decreases in this business. In addition, product mix issues and slower ice-machine sales further affected Foodservice revenues and earnings.

"Despite this short-term weakness, we are increasingly confident of our growth prospects for the remainder of the year. We have undertaken significant expense reduction initiatives across all of our Foodservice operations that should enable Manitowoc to realize cost savings in the second half of 2001. Also, new-product introductions during the balance of the year should offset some of the declines in the first quarter, regardless of the ongoing beverage industry concerns.

"Prospects for our Crane segment remain solid, despite increased European pricing pressures for our large crawler cranes due to the strong dollar. Slower order-to-delivery rates in our boom-truck operation reflect the continued economic concerns affecting smaller contractors," added Growcock. "Quoting activity for our higher-capacity lift cranes continues to climb, driven by demand in the energy-related markets. Although pricing pressures hampered our margins in the first quarter, we have expanded our leadership position in the worldwide market for medium- and high-capacity lift cranes.

                                    - more -

Manitowoc Announces First-Quarter Results  /2


"The strength of our large-crane business is evidenced by the very positive response we received two weeks ago at BAUMA 2001, an international construction equipment trade fair in Germany," stated Growcock. "The introduction of five major new crane products at one show is unprecedented in the lattice-boom crane industry and is a testament to our technological and manufacturing capabilities. Including sales made at BAUMA, our overall crane segment backlog stood at $85 million as of April 13, 2001.

"We continue to move forward with our planned acquisition of Potain SA, the tower crane subsidiary of Groupe Legris Industries in France. The combination of Manitowoc and Potain would create one of the world's premier providers of lifting solutions for the construction industry. We expect to receive the final regulatory approvals shortly, which should enable us to close this transaction next month.

"In our Marine group, we are completing another active winter repair season," continued Growcock. "This season included more than 20 dry dockings at our Sturgeon Bay and Toledo facilities, and work continues steadily on the hopper dredge Liberty Island. In addition, quoting activity is the highest in recent memory at our Bay, Toledo, and Cleveland operations, as well as at Marinette Marine. The Marinette acquisition is nearly assimilated, and we remain confident that Marinette will meet our accretion assumptions for the year.

"Our strict fiscal management and focus on EVA(R) principles has enabled us to continue generating cash despite challenging market conditions. Cash flow from operations was very positive in the first quarter, totaling $11.4 million, compared with cash from operations of $1.1 million in the first quarter of 2000. During the quarter, Manitowoc generated $2.1 million in EVA for our shareholders.

"Going forward, we have a number of reasons to be optimistic about our prospects. While we anticipate continued softness in the beverage industry, new-product introductions slated for later this year should offset some of this weakness and enable us to boost margins closer to Manitowoc's historical level. Demand for our medium- and large-capacity cranes continues to be strong, with added benefits expected later in the year as a result of new medium-capacity and specialty crane products introduced at BAUMA. Work on the Liberty Island should be completed in the fourth quarter, and our Marine operations are vigorously pursuing new shipbuilding contracts. We look forward to achieving our Vision 2002 goals, which are now in sight, and we remain committed to delivering superior value to our shareholders."

The Manitowoc Company, Inc. is a leading manufacturer of ice-cube machines, ice/beverage dispensers, and commercial refrigeration equipment for the foodservice industry. It is also a leading producer of lattice-boom cranes, boom trucks, and related products for the construction industry, and is the largest provider of ship repair, conversion, and new-construction services for the U.S. Great Lakes maritime industry.

                                    - more -

Manitowoc Announces First-Quarter Results / 3


Any statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties. Potential factors could cause actual results to differ materially from those expressed or implied by such statements. These statements include, but are not limited to, those relating to Manitowoc's anticipated cost savings, new foodservice product introductions, planned acquisition of Potain, and accretion assumptions for the Marinette Marine acquisition. Information on the potential factors that could affect the company's actual results of operations is included in its filings with the Securities and Exchange Commission, including but not limited to its Annual Report on Form 10-K for the fiscal year ended December 31, 2000.



Company Contact:

Glen E. Tellock
Senior Vice President
& Chief Financial Officer
920-683-8122

THE MANITOWOC COMPANY, INC.
Unaudited Consolidated Financial Information
For the First Quarter of Calendar Years 2001 and 2000
(In thousands, except per-share data)


INCOME STATEMENT
-------------------------------------------------------------------------------
                                                      QUARTER ENDED
                                                         March 31,
                                                  2001            2000
                                               ---------      ------------

Net sales                                       $229,351          $205,853
Cost of sales                                    173,321           150,136
                                               ---------      ------------
  Gross profit                                    56,030            55,717

 Engineering, selling & administrative            33,686            27,072
 Amortization                                      2,315             1,902
                                               ---------      ------------
    Operating earnings                            20,029            26,743
Interest expense                                  (4,096)           (2,511)
Other (expense) income - net                        (115)             (371)
                                               ---------      ------------
Earnings before taxes on income                   15,818            23,861
Provision for taxes on income                      5,948             8,948
                                               ---------      ------------

NET EARNINGS                                      $9,870           $14,913
                                               =========      ============

BASIC EARNINGS PER SHARE                           $0.41             $0.58
                                               =========      ============

DILUTED EARNINGS PER SHARE                         $0.40             $0.57
                                               =========      ============


BALANCE SHEET
-------------------------------------------------------------------------------
ASSETS                                          March 31,        Dec. 31
                                                  2001            2000
                                               ---------      ------------
Current assets:
 Cash & temporary investments                    $10,257           $16,027
 Accounts receivable                              71,730            88,231
 Inventories                                     101,818            91,178
 Other current assets                             33,583            28,071
                                               ---------      ------------
    Total current assets                         217,388           223,507

Intangible assets                                307,516           308,751
Other assets                                      14,581            10,332
Property, plant & equipment - net                102,297            99,940
                                               ---------      ------------
TOTAL ASSETS                                    $641,782          $642,530
                                               =========      ============

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable & accrued expenses            $146,124          $144,713
 Current portion of long-term debt                   270               270
 Short-term borrowings                            68,671            81,000
 Product warranties                               12,537            13,507
                                               ---------      ------------
    Total current liabilities                    227,602           239,490
Long-term debt                                   140,337           137,668
Other non-current liabilities                     32,005            31,603
Stockholders' equity                             241,838           233,769
                                               ---------      ------------
TOTAL LIABILITIES &
 STOCKHOLDERS' EQUITY                           $641,782          $642,530
                                               =========      ============


SEGMENT SUMMARY
-------------------------------------------------------------------------------
                                                      QUARTER ENDED
                                                         March 31,
                                                  2001            2000
                                               ---------      ------------
Net sales:
Foodservice products                            $101,245           $92,929
Cranes and related products(*)                    84,258           100,770
Marine                                            43,848            12,154
                                         ---------------        ----------
    Total                                       $229,351          $205,853
                                         ===============        ==========
Operating earnings (loss):
Foodservice products                              $9,541           $12,180
Cranes and related products                       11,363            17,333
Marine                                             4,569             2,377
General corporate expense                         (3,129)           (3,245)
Amortization                                      (2,315)           (1,902)
                                         ---------------        ----------
    Total                                        $20,029           $26,743
                                         ===============        ==========


CASH FLOW SUMMARY
-------------------------------------------------------------------------------
                                                      QUARTER ENDED
                                                         March 31,
                                                  2001            2000
                                               ---------      ------------
Net earnings                                      $9,870           $14,913
Non-cash adjustments to income                     5,317             4,673
Changes in operating assets
   and liabilities                                (3,771)          (18,474)
                                         ---------------        ----------
Net cash provided by                              11,416             1,112
operations
Business acquisitions - net                            0           (30,694)
Capital expenditures                              (5,336)           (4,853)
Proceeds from sale of fixed assets                    22                22
Treasury stock purchases                               0           (22,638)
Dividends paid                                    (1,791)           (1,957)
Proceeds (payments) on long-term
   borrowings-net                                  2,669               (11)
Proceeds (payments) from
   revolver borrowings-net                       (12,329)           67,201
Other changes to stockholders'
   equity                                           (339)                0
Effect of exchange rate changes
   on cash                                           (82)              (10)
                                         ---------------        ----------
Net increase (decrease) in cash
   & temporary investments                       ($5,770)           $8,172


(*) Prior periods restated to reflect the required adoption of EITF 99-19 relating to the reporting of certain crane segment revenues gross versus net. This does not result in a change in net income or earnings per share.